

DIVISION OF
CORPORATION FINANCE

March 10, 2011

By U.S. Mail and facsimile to (303) 722 -4011

Mr. Jeffrey G. McGonegal, Chief Financial Officer
Cambridge Holdings, Ltd.
106 S. University Blvd. # 14
Denver, CO   80209

> **Re: Cambridge Holdings, Ltd.**
> **File No. 000-12962**
> **Form 10-K for the year ended June 30, 2010**
> **Form 10-Q for the quarter ended December 30, 2010**

Dear Mr. McGonegal:

We have reviewed your response letter dated February 24, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended December 31, 2010

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 12

1. We have reviewed your response. In addition we note that your disclosure controls and procedures were ineffective for the June 30, 2010 10-K and it does not appear that anything has changed since the time. You still have significant deficiencies in internal controls and you disclose that there is reasonable possibility that a material misstatement would not have been prevented or detected. Please amend your 10-Q to state that your disclosure controls and procedures are ineffective based on your disclosed deficiencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief